UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) April 28, 2021

GENERATION INCOME PROPERTIES, INC.

(Exact name of issuer as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

(813)-448-1234

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 9.	Other Events

Announcement of Acquisition

A press release (Exhibit 15.1) was issued on April 28, 2021 stating Generation Income Properties, Inc. had acquired a an approximately 7,800 SF single-tenant office building in Plant City, Florida, which is part of the greater Tampa Bay metropolitan area, for total consideration of approximately $1.7 million. This acquisition was financed with $0.8 million in debt and $0.9 million of preferred joint venture equity.

The building is occupied by Irby Construction Company, a wholly owned subsidiary of Quanta Services Inc., which holds an investment grade credit rating of BBB- from Standard and Poor’s. The annual rent for the property is $148,200, which is equivalent to $12,350 a month. The lease has approximately 3.5 years remaining on the primary lease term of the property.

The information furnished in this Item 9.0, including Exhibit 15.1, is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that Section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits:

Number	Description of Exhibit

15.1	Press Release dates April 28, 2021 – Announcement of Acquisition
15.2	Supporting Document – Executed Joint Venture Agreement
15.3	Supporting Document - Executed Loan Agreement

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

By:      /s/ Richard Russell

Richard Russell

Chief Financial Officer

Date:  April 28, 2021